Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Harvest Operations Corp. ("Harvest" or the "Corporation")
2100, 330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4

2.	Date of Material Change:

May 14, 2013.

3.	News Release:

Press release issued on May 14, 2013 by, or on behalf of, Harvest and disseminated through Canadian newswire services.

4.	Summary of Material Change:

On May 14, 2013, Harvest announced that it had completed an offering (the "Offering") by way of private placement of US$630 million aggregate principal amount of senior unsecured 2.125% notes due 2018 (the "Notes") through a syndicate of underwriters.

The use of proceeds of the Offering was restricted to payment of outstanding indebtedness.

Harvest also announced that on June 13, 2013 (the "Redemption Date") it will redeem the aggregate $236,579,000 principal amount outstanding of its 7.50% convertible unsecured subordinated debentures scheduled to mature on May 31, 2015 (the "2015 Debentures").

5.	Full Description of Material Change:

Note Offering

The Offering was made by way of private placement of US$630 million aggregate principal amount of Notes through a syndicate of underwriters led by Barclays Bank PLC, The Hongkong and Shanghai Banking Corporation Limited, Merrill Lynch International, The Royal Bank of Scotland plc and including CIBC World Markets Corp., Mitsubishi UFJ Securities (USA), Inc., National Bank Financial Inc., Scotia Capital (USA) Inc., TD Securities (USA) LLC. The Offering was made solely by means of a private placement to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, to accredited investors in Canada, and to certain persons outside of the United States and Canada pursuant local securities laws exemptions.

The Notes are listed on the Singapore Exchange.

The Notes were issued pursuant to the terms of a fiscal agency agreement dated May 14, 2013 between the Issuer, Korea National Oil Corporation and Citibank, N.A., London Branch, as fiscal agent. Pursuant to the terms and conditions of the Notes, Harvest will pay interest on the Notes at the rate of 2.125% per annum on May 14 and November 14 of each year, commencing on November 14, 2013.

Senior unsecured debt facility

Harvest used the net proceeds, in part, to repay in full Harvest’s borrowings of U.S. $390 million under its U.S. $400 million senior unsecured credit facility entered into effective March 14, 2013.

Note Redemption

The remainder of the net proceeds of the Offering will be used for the purposes of payment of the redemption amount for the 2015 Debentures.

On the Redemption Date Harvest will redeem the aggregate $236,579,000 principal amount outstanding of the 2015 Debentures at par. The 2015 Debentures are listed for trading on the Toronto Stock Exchange under the trading symbol "HTE.DB.G".

Upon redemption, Harvest will pay to the holders of the 2015 Debentures an amount equal to the outstanding principal amount of the 2015 Debentures to be redeemed together with all accrued and unpaid interest thereon up to, but excluding the Redemption Date, for a total of $1,002.6712 per $1,000 principal amount. The 2015 Debentures will cease to bear interest from and after the Redemption Date. The redemption will be effected in accordance with the terms and definitions of the trust indenture and supplemental indenture governing the 2015 Debentures.

The Notes offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, please contact

Chang-Koo Kang
Chief Financial Officer
Telephone: (403) 265-1178

9.	Date of Report:

May 24, 2013.